

NEWS RELEASE


RECEIVED
MAR 2 3 2005
213

04-14
December 8, 2004
www.first-quantum.com

FIRST QUANTUM
MINERALS LTD.

FIRST QUANTUM MINERALS ANNOUNCES NEW DISCOVERY AT KASHIME IN ZAMBIA

- Drill intercepts include 56 metres grading 2.08% Copper-

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") is pleased to announce the results of reverse circulation drilling completed at the Kashime prospect (Kashime), located within its wholly owned Mkushi Prospecting License, Central Province, Zambia. The prospect location is shown on the accompanying map, and location of the holes on the attached drill plan.

Hole	Inclination (degrees)	Hole Depth (metres)	Mineralization Type	From (metres)	To (metres)	Interval (metres)	Total Copper (%)
KERC 3A	-90	126	Oxide/Sulphide	16	117	101	0.92
KERC 5	-90	72	Oxide/Sulphide	17	72	55	1.20
KERC 6	-90	84	Oxide/Sulphide	28	84	56	2.08
KERC 8	-90	54	Oxide	24	32	8	0.72
KERC 9	-90	82	Oxide	29	47	18	0.77
KERC 10	-90	74	Oxide	45	72	27	0.92
KERC 2	-90	88	No significant mineralization				
KERC 7	-90	69	No significant mineralization				
KERC 11	-90	36	Hanging wall dolomite only: No mineralization				
KERC 12	-90	54	Hanging wall dolomite only: No mineralization				
KERC 13	-90	83	Hanging wall dolomite only: No mineralization				

Note: Drill hole KERC 3A was a re-drill of drill hole KERC 3 (see attached drill plan map).

Kashime is located approximately 40 kilometres north of the town of Mkushi, which has paved highway access to the Copperbelt, as well as limited services. Kashime is approximately 140 kilometres by paved and dirt road from First Quantum's Bwana Mkubwa SX/EW facility, near Ndola.

The prospect is situated in the Lusale Basin, an inlier of Neoproterozoic Katangan sediments at the southeast extremity of the Copperbelt. Mineralization at Kashime occurs as disseminated to semi massive bornite and chalcopyrite, oxidized in part, and is hosted by an altered, schistose, carbonaceous sandstone unit overlain by a barren hanging wall dolomitic marble. The mineralized unit dips southwards at 10 – 20 degrees, and depth of oxidation is controlled by proximity to faulting. The drill program has tested the most anomalous 1000 metre long section of a 2000 metre long, +300 part per million copper soil anomaly (as shown on the accompanying drill plan). Holes KERC 5 & 6 bottomed in mineralization which remains open along strike in both directions and down dip. Holes KERC 11, 12 & 13 did not penetrate through the hanging wall dolomite, while holes KERC 2 & 7 were drilled outside the mineralized envelope.

Clive Newall, President commented, "Kashime is the latest grass roots discovery to have resulted from the ongoing systematic exploration of our large Copperbelt land position. We are encouraged by the significant widths of mineralization encountered in this first round of reconnaissance drilling, and by the large geochemical signature of the system. A follow up drilling program is planned for early in 2005. This new discovery, following on from our earlier success at Lufua and Lonshi, provides further confirmation that our generative program in both Zambia and the Democratic Republic of the Congo continues to thrive."

Drilling at Kashime was carried out by SDS Drilling, a subsidiary of Boart Longyear Inc. First Quantum personnel, supervised the chain of custody from the drill site to the laboratory, and conducted all sampling. All samples were split and prepared to normal industry standards and assayed for total copper at Alfred H. Knight in Kitwe, Zambia. Ambient temperature soluble copper assays are pending, and appropriate standards, blanks and duplicates were employed. Samples have been sent to Chemex Labs, Mississauga, Canada for check assaying. Hugh Carruthers, Exploration Manager – Zambia for First Quantum, a geologist with 23 years of experience was responsible for the design and conduct of the program, and Alan Stephens, FIMMM is the qualified person for the purposes of NI 43-101.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

G. Clive Newall
President

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995.* Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities and Exchange Commission.



N
TENKE FUNGURUME
KOLWEZI
KAMBOVE
KAMATANDA
LUFILIAN ARC
LUISHIA
DEMOCRATIC REPUBLIC OF CONGO
LUKUNI
LUSWISHI
ETOILE
KIPUSHI
ANGOLA
Mwinilunga
Luamata
Kansanshi
LUMWANA
Solwezi
REPUBLIC OF ZAMBIA
DRC Pedicle
KONKOLA
NCHANGA
Mufulira Mine
Nkana Mine
Luswishi
Lufua
Lonshi
BALUBA
LUANSHYA
Bwana Mkubwa
Kashime Prospect
Mkushi
0
100
Kilometres
First Quantum Exploration Property subject to Billiton Agreement
Other First Quantum Exploration Property
Major Copper Deposit/Mine
Mine Operated by Mopani Copper
Mine Operated by First Quantum (100%)
First Quantum Development Project

759000 E
760000 E
762000 E
8530000 N
8520000 N


N



FW Schists

7
8
9
10
13
5
6
2
3a
3
15°
12
11

HW Dolomite

Interpreted Mineralized
Shistose Sandstones

0
1 kilometre

LEGEND

500 ppm Copper
300 ppm Copper
2004 Drill hole



FIRST QUANTUM
MINERALS LTD.

Mkushi Prospect

Republic of Zambia

Kashime Cu Contours
& Drill Collars



FIRST QUANTUM
MINERALS LTD.

NEWS RELEASE

04-15

December 8, 2004

www.first-quantum.com

ALAN STEPHENS STEPS DOWN AS VICE PRESIDENT OF EXPLORATION, TO CONTINUE WITH FIRST QUAUNTUM MINERALS IN A CONSULTING ROLE

First Quantum Minerals Ltd. (TSX Symbol "FM", LSE Symbol "FQM") announced that Alan J. Stephens is stepping down as Vice President Exploration and an Officer of the Company in order to pursue other business opportunities Mr. Stephens will continue to work with First Quantum as a consultant.

Clive Newall, President commented; "The foundations are in place for continued exploration success and we are pleased to be able to count on Alan's knowledge and experience in maintaining our growth through exploration in his new role as a consultant."

Alan Stephens commented; "There is no question that First Quantum controls one of the most prospective land positions for the discovery of copper deposits in the world. As well, the exploration team currently in place is very capable. My decision to relinquish my position as Vice President Exploration is based upon my interest in pursuing other opportunities away from First Quantum. I am very proud of First Quantum's exploration successes to date and I look forward to working as a consultant with First Quantum in the future.

On Behalf of the Board of Directors
of First Quantum Minerals Ltd.
"G. Clive Newall"
G. Clive Newall
President

12g3-2b-82-4461
Listed in Standard and Poor's
Sedar Profile #00006237

For further information visit our web site at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor. 543 Granville Street Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@first-quantum.com